BB 3/24

04017423

CM 3-23

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FALCON RESEARCH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Middlefield Rd.
(No. and Street)

Palo Alto (City), CA (State) 94306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Schuster 650-462-3030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

1900 Ave. of the Stars, 11th Fl, Losa Angeles, CA 90067
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kimberly A. Schuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FALCON RESEACRH, INC., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN CHOY SINGER
Commission # 1378863
Notary Public - California
San Mateo County
My Comm. Expires Oct 7, 2006

Kimberly A. Schuster
Signature

Chief Financial Officer
Title

STATE OF CALIFORNIA
COUNTY OF SANTA CLARA

SUBSCRIBED AND SWORN TO BEFORE ME THIS 27th DAY OF Feb, 2004
Karen Choy Singer, NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALCON RESEARCH, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

Falcon Research, Inc.

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

Board of Directors
Falcon Research, Inc.

We have audited the accompanying statement of financial condition of Falcon Research, Inc. (the "Company") as of December 31, 2003 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Research, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Los Angeles, California
February 3, 2004

Falcon Research, Inc.

Statement of Financial Condition

December 31,		2003
Assets		
Cash	$	486,890
Securities owned, at market value (Note 1)		4,809,509
Deposit with Clearing Broker (Note 2)		204,871
Receivables from Clearing Broker (Note 2)		183,732
Receivables from related parties (Note 3)		173,980
Fixed assets, at cost, net of accumulated depreciation (Note 4)		165,200
Other		28,176
Total assets	$	6,052,358
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	457,145
Total liabilities		457,145
Commitments and contingencies (Notes 5, 6 and 7)		
Stockholders' equity		
Common stock, no par value; 500,000 shares authorized; 83,113 shares issued and outstanding		261,139
Retained earnings		5,334,074
Total stockholders' equity		5,595,213
Total liabilities and stockholders' equity	$	6,052,358

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Income

Year ended December 31,	2003
Revenues	
Commissions	$ 4,334,102
Principal transactions	3,260,816
Interest	41,122
Total revenues	7,636,040
Expenses	
Research and promotion	1,733,305
Compensation and benefits	602,852
Clearing fees	538,667
Occupancy	312,985
Depreciation and amortization	88,138
Professional fees	55,982
Office supplies and postage	8,492
Other operating expenses	325,109
Total expenses	3,665,530
Net loss before provision for taxes	3,970,510
Provision for taxes	23,305
Net loss	$ 3,947,205

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2003

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance, January 1, 2003	83,113	$ 261,139	$ 1,981,869	$ 2,243,008
Dividends			(595,000)	(595,000)
Net Income			3,947,205	3,947,205
Balance, December 31, 2003	83,113	$ 261,139	$ 5,334,074	$ 5,595,213

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Cash Flows

Increase (Decrease) in Cash

Year ended December 31,	2003
Cash flows from operating activities	
Net Income	$ 3,947,205
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	88,139
(Increase) decrease in operating assets:	
Deposit with Clearing Broker	(3,276)
Securities owned, at market value	(3,233,328)
Receivables from affiliates	9,208
Prepaids	
Increase (decrease) in operating liabilities:	
Receivable form clearing broker	(178,181)
Accounts payable and accrued expenses	(530,160)
Net cash provided by operating activities	99,607
Cash flows used in investing activities	
Capital expenditures	(27,379)
Cash flows used in financing activities	
Dividends	(595,000)
Net decrease in cash	
Cash, beginning of year	1,009,662
Cash, end of year	$ 486,890

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Summary of Business and Significant Accounting Policies

Business

Falcon Research, Inc. (the "Company") a California corporation, was organized on November 8, 1983. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and dealer from its offices located in Palo Alto, California.

The Company operates under an agreement ("Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Principal Transactions

Revenue from principal transactions represents net realized and unrealized trading gains and (losses) on equity securities. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Income Taxes

The Company has elected by unanimous consent of its shareholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company incurs nominal California income tax, and no federal income taxes. As a Subchapter S corporation, the Company is a pass through entity in which the shareholders are liable individually for federal and California income taxes on their respective shares of the Company's taxable income.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging from 2 to 5 years. Amortization on leasehold improvements is provided based upon their estimated useful lives or the remaining lease term, whichever is shorter.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to fair value is required.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments. The Company did not have components of other comprehensive income during the year ended December 31, 2003. As a result, comprehensive income is the same as the net income for the year ended December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could materially differ from those estimates.

New Accounting Pronouncements

Adoption of SFAS No. 145

On May 15, 2002, the Company adopted Statement of Financial Accounting Standards No. 145 (SFAS No. 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This Statement rescinds SFAS No. 4 and an amendment of that Statement, and SFAS No. 64. This Statement also rescinds SFAS No. 44. This Statement amends SFAS No. 13, to eliminate an inconsistency between the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 did not have a material effect on the Company's financial position or results of operations.

Adoption of SFAS No. 143

On January 1, 2004, the Company adopted Financial Accounting Standards Board (FASB) issued Statement No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations". The Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of SFAS No. 143 did not have a material effect on the Company's financial position or results of operations.

Adoption of SFAS No. 146

On January 1, 2003, the Company adopted FASB issued Statement No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 did not have a material effect on the Company's financial position or results of operations.

Adoption of FIN No. 45

On January 1, 2003, the Company adopted the Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. FIN No. 45 affects leasing transactions involving residual guarantees, vendor and manufacturer guarantees, and tax and environmental indemnities. All such guarantees will need to be disclosed in the notes to the financial statements starting with the period ending after December 15, 2002. For guarantees issued after December 31, 2002, the fair value of the obligation must be reported on the balance sheet. Existing guarantees will be grandfathered and no fair value of the obligation of them will be recognized on the balance sheet. The adoption of FIN No. 45 did not have impact on the Company's financial position and results of operations.

New Accounting Announcements Not Adopted Yet

In May 2003, FASB issued Statement No. 150 (SFAS No. 150), "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 will be effective for financial instruments entered into or modified after May 31, 2003. The Company is in the process of assessing the effect of SFAS No. 150 and does not expect the implementation of SFAS No. 150 to have a material effect on its financial statements.

In January 2003, FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable entity to decide whether to consolidate that entity. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 is effective immediately for variable interest entities after January 31, 2003, and to variable interest entities in which an enterprise obtained an interest after that date. FIN No. 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is in the process of assessing the effect of FIN No. 46 and does not expect the implementation of FIN No. 46 to have a material effect on its financial statements.

NOTE 1 - Securities Owned

At December 31, 2003, securities balances consist primarily of corporate equity securities.

NOTE 2 - Clearing Agreement

The Agreement provides the Clearing Broker with liens upon all of the Company's property held by it including, but not limited to securities, monies, and receivables. These liens secure the Company's liabilities and obligations to the Clearing Broker.

The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under its clearing agreement.

NOTE 3 - Related Party Transactions

The Company shares office space, services and common personnel with an affiliate, Feshbach Investments, LLC. There is no allocation of expenses for rent, equipment and certain common personnel services in the Company's main office.

Periodic short-term advances are also made to and from Feshbach Investments, LLC, Feshbach Partners Offshore, Feshbach Partners I and employees. At December 31, 2003, $173,980 was due from the affiliates.

NOTE 4 - Fixed Assets

Fixed assets are composed of the following at December 31, 2003:

December 31,	2003
Leasehold improvements	$ 181,161
Furniture and fixtures	227,841
Vehicle	21,500
Total	430,502
Less accumulated depreciation and amortization	265,302
	$ 165,200

NOTE 5 - Commitments

The Company leases its office space and certain equipment under operating leases expiring at various dates through the year 2005. The aggregate future minimum annual lease payments under noncancelable operating leases, net of sublease income, in effect at December 31, 2003 are as follows:

Fiscal year ending	Amount
2004	$ 213,692
2005	52,276
2006	9,049
	$ 275,017

Guarantees In November 2002, the FASB issued FIN No. 45, ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34". The following is a summary of the agreements that the Company has determined are within the scope of FIN 45.

Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The Company has a separate indemnification agreement with one of its directors that requires it, subject to certain exceptions, to indemnify him to the fullest extent authorized or permitted by its bylaws. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officer liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2003.

The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with landlords. Under these provisions the Company generally indemnifies the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities. These indemnification provisions generally survive termination of the underlying agreement. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003.

NOTE 6 - Net Capital

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule, (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $3,945,935, which was $3,845,935 in excess of its

required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1 at December 31, 2003.

The Company's agreement with its clearing broker is subject to cancellation if the Company's ratio of aggregate indebtedness to net capital exceeds 10 to 1.

NOTE 7 - Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

NOTE 7 - Off Balance Sheet Risk (Continued)

The Company does not anticipate nonperformance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company enters into transactions involving derivative financial instruments. These financial instruments include primarily options purchased for speculative purposes. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

Supplemental Material

December 31,	2003
Net Capital	
Total stockholders' equity from statement of financial condition	$ 5,595,213
Deductions and charges	
Non-allowable assets:	
Petty cash	200
Receivables from affiliates	173,980
Fixed assets, net	165,200
Other	28,176
Total deductions and charges	367,556
Net capital before haircuts on securities positions (tentative net capital)	5,227,657
Haircuts on securities	
Concentration	560,296
All other securities	721,426
Total haircuts on securities	1,281,722
Net capital	$ 3,945,935
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 457,145
Total aggregate indebtedness	$ 457,145
Computation of Basic Net Capital Requirement	
Minimum net capital, the greater of $100,000 or 6 2/3% of aggregate indebtedness	$ 100,000
Excess net capital at 1,500 percent	$ 3,845,935
Ratio of aggregate indebtedness to net capital	.12

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.